Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company: ABN AMRO Holding N.V.
Commission File Number: 001-14624

Unaudited Pro Forma Condensed Financial Statements

ABN AMRO HOLDING N.V.
Unaudited Pro Forma Condensed Financial Statements

Unaudited Pro Forma Condensed Financial Statements

Table of contents

Introduction	3

Unaudited Pro Forma Balance Sheet as at December 31, 2006	5

Unaudited Pro Forma Income Statement for the year ended December 31, 2004, 2005 and 2006	6

Notes to Pro Forma Financial Statements	8

Unaudited Pro Forma Condensed Financial Statements

Pro Forma Financial Information
As described in more detail herein, this document contains unaudited pro forma financial information as at, and for the year ended, December 31, 2006, which is based on the consolidated financial statements of ABN AMRO Holding N.V. after giving effect to the proposed sale of ABN AMRO North America Holding Company (“AANAH”) which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America Corporation. ABN AMRO's North American Asset Management businesses and certain businesses within ABN AMRO's North American Global Markets and Global Clients operations are not included in the sale. The pro forma financial statements have been prepared on the basis of estimates and assumptions which are preliminary. The pro forma financial statements do not represent what the ABN AMRO Holding N.V.’s consolidated financial position or income statement would actually have been if the proposed transaction had in fact occurred or predict the ABN AMRO Holding N.V.’s financial position or income statement as of any future date or for any future period. Consequently, investors are cautioned not to place undue reliance on the pro forma financial statements.  Furthermore, there can be no certainty that the proposed transaction will be completed in the manner described herein, if at all.

Introduction
On April 23, 2007 ABN AMRO Holding N.V. announced to sell off AANAH to Bank of America Corporation for a consideration of approximately US$ 21 billion. Prior to the completion of the sale, ABN AMRO Holding N.V. will convert into equity approximately US$ 6 billion of loans.

The following unaudited pro forma condensed consolidated balance sheet as at December 31, 2006 and the unaudited pro forma condensed consolidated income statement for the years ended December 31, 2004, 2005 and 2006 and the notes thereto (together, the ‘pro forma financial statements’) are based on the consolidated financial statements of ABN AMRO Holding N.V. after giving effect to the proposed divestment using assumptions and adjustments described in the accompanying notes to the pro forma financial statements.

The financial statements of ABN AMRO Holding N.V. at December 31, 2006 are prepared in accordance with IFRS. A reconciliation to US GAAP of shareholders’ equity and net profit from continuing operations is also provided.

For the purposes of the preparation of the pro forma financial statements:

•
The pro forma condensed consolidated IFRS balance sheet of ABN AMRO Holding N.V. at December 31, 2006 presented to show the effect of the sale of AANAH is based upon the respective consolidated IFRS balances sheets at December 31, 2006 of ABN AMRO Holding N.V. and AANAH, and the resulting pro forma equity has been reconciled to US GAAP, as if the proposed disposal had occurred on December 31, 2006.

•
The pro forma condensed consolidated IFRS income statement of ABN AMRO Holding N.V. for the years ended December 31, 2004, 2005 and 2006 presented to show the effect of the sale of AANAH is based upon the respective consolidated IFRS income statements for the years ended December 31, 2004, 2005 and 2006 of ABN AMRO Holding N.V. and AANAH, and the resulting pro forma income for the year ended December 31, 2006 has been reconciled to US GAAP, as if the proposed disposal had occurred on December 31, 2006.

Assumptions applied:

•	Earnings used for the basic pro forma earnings per share calculation, is the pro forma profit attributable to the equity holders of the parent for the year ended December 31, 2006.

•
The weighted average number of shares outstanding during the year ended December 31, 2006 for the entity is based on the estimated equivalent weighted average number of ordinary shares for ABN AMRO Holding N.V.

•	The pro forma earnings per share sheet does not include the impact of the conversion into equity of approximately US$ 6 billion of loans.

Unaudited Pro Forma Condensed Financial Statements

•
We have not included the expected proceeds of the sale. Furthermore, we have neither determined nor recorded a gain on the sale of AANAH. The effect of the determination of the result of the sale will cause material differences to the following pro forma financial statements.

These pro forma financial statements and accompanying notes should be read in conjunction with the financial statements and the related notes thereto of ABN AMRO Holding N.V., for the years ended December 31, 2004, 2005 and 2006 respectively. The pro forma financial statements are presented for information purposes only and do not represent what the results of operations would actually have been if the combination had occurred on the dates indicated nor do they project the results of operations for any future period.

Unaudited Pro Forma Condensed Financial Statements

Unaudited Pro Forma Balance Sheet as at December 31, 2006
(Under IFRS)

Condensed consolidated Balance Sheet at December 31, 2006
(amounts in millions of euros)	ABN AMRO Holding N.V.	AANAH	ABN AMRO Holding N.V. excluding AANAH

Assets
Cash and balances at central banks	12,317	1,421	10,896
Financial assets held for trading	205,736	1,296	204,440
Financial investments	125,381	24,212	101,169
Loans and receivables — banks	134,819	4,476	130,343
Loans and receivables — customers	443,255	48,390	394,865
Equity accounted investments	1,527	0	1,527
Property and equipment	6,270	942	5,328
Goodwill and other intangible assets	9,407	0	9,407
Assets of businesses held for sale	11,850	0	11,850
Accrued income and prepaid expenses	9,290	425	8,865
Other assets	27,212	5,306	21,906
Total assets	987,064	86,468	900,596

Liabilities
Financial liabilities held for trading	145,364	212	145,152
Due to banks	187,989	12,102	175,887
Due to customers	362,383	44,982	317,401
Issued debt securities	202,046	17,339	184,707
Provisions	7,850	179	7,671
Liabilities of businesses held for sale	3,707	0	3,707
Accrued expenses and deferred income	10,640	921	9,719
Other liabilities	21,977	2,040	19,937
Total liabilities (excluding subordinated liabilities)	941,956	77,775	864,181
Subordinated liabilities	19,213	5,830	13,383
Total liabilities	961,169	83,605	877,564

Equity attributable to shareholders of the parent company	23,597	2,566	21,031
Equity attributable to minority interests	2,298	297	2,001
Total equity	25,895	2,863	23,032
Total equity and liabilities	987,064	86,468	900,596

Unaudited Pro Forma Condensed Financial Statements

Unaudited Pro Forma Income Statement for the years ended December 31, 2006, 2005 and 2004
(Under IFRS)

Condensed consolidated income statement 2006
Amounts in millions of euros	ABN AMRO Holding N.V.	AANAH	ABN AMRO Holding N.V. excluding AANAH

Net interest income	10,575	2,115	8,460
Net fee and commission income	6,062	628	5,434
Net trading income	2,979	68	2,911
Results from financial transactions	1,087	138	949
Share of result in equity accounted investments	243	4	239
Other operating income	1,382	287	1,095
Income of consolidated private equity holdings	5,313	0	5,313
Operating income	27,641	3,240	24,401

Operating expenses	20,713	2,047	18,666
Loan impairment and other credit risk provisions	1,855	62	1,793
Total expenses	22,568	2,109	20,459

Operating profit before tax	5,073	1,131	3,942
Income tax expense	902	232	670
Profit from continuing operations	4,171	899	3,272

Profit from discontinued operations net of tax	609	0	609
Profit for the year	4,780	899	3,881

Attributable to:
Shareholders of the parent company	4,715	878	3,837
Minority interests	65	21	44

Unaudited Pro Forma Condensed Financial Statements

Condensed consolidated income statement 2005
Amounts in millions of euros	ABN AMRO Holding N.V.	AANAH	ABN AMRO Holding N.V. excluding AANAH

Net interest income	8,785	2,016	6,769
Net fee and commission income	4,691	597	4,094
Net trading income	2,621	93	2,528
Results from financial transactions	1,281	43	1,238
Share of result in equity accounted investments	263	4	259
Other operating income	1,056	214	842
Income of consolidated private equity holdings	3,637	0	3,637
Operating income	22,334	2,967	19,367

Operating expenses	16,301	1,959	14,342
Loan impairment and other credit risk provisions	635	20	615
Total expenses	16,936	1,979	14,957

Operating profit before tax	5,398	988	4,410
Income tax expense	1,142	331	811
Profit from continuing operations	4,256	657	3,599

Profit from discontinued operations net of tax	187	0	187
Profit for the year	4,443	657	3,786

Condensed consolidated income statement 2004
Amounts in millions of euros	ABN AMRO Holding N.V.	AANAH	ABN AMRO Holding N.V. excluding AANAH

Net interest income	8,525	2,018	6,507
Net fee and commission income	4,485	700	3,785
Net trading income	1,309	106	1,203
Results from financial transactions	905	12	893
Share of result in equity accounted investments	206	2	204
Other operating income	745	236	509
Income of consolidated private equity holdings	2,616	0	2,616
Operating income	18,791	3,074	15,717

Operating expenses	15,180	1,824	13,356
Loan impairment and other credit risk provisions	607	145	462
Total expenses	15,787	1,969	13,818

Operating profit before tax	3,004	1,105	1,899
Income tax expense	715	363	352
Profit from continuing operations	2,289	742	1,547

Profit from discontinued operations net of tax	1,651	0	1,651
Profit for the year	3,940	742	3,198

Notes to Pro Forma Financial Statements

1.	Unaudited comparative consolidated and pro forma earnings per share data

Calculated on an IFRS basis

Earnings per share under IFRS
For the year ended December 31, 2006	ABN AMRO Holding N.V.	ABN AMRO Holding N.V. excluding AANAH
Amounts in millions of euros unless stated otherwise

Shareholders’ equity per ordinary share under IFRS (in euros)	12.73	11.19
Net profit under IFRS attributable to shareholders of the company	4,715	3,837
from continuing operations	4,106	3,228
from discontinued operations	609	609

Basic earnings per share under IFRS (in euros)	2.50	2.04
from continuing operations (in euros)	2.18	1.71
from discontinued operations (in euros)	0.32	0.32

Diluted earnings per share under IFRS (in euros)	2.49	2.02
from continuing operations (in euros)	2.17	1.70
from discontinued operations (in euros)	0.32	0.32

Calculated on a US GAAP basis

Earnings per share under US GAAP
For the year ended December 31, 2006	ABN AMRO Holding N.V.	ABN AMRO Holding N.V. excluding AANAH
Amounts in millions of euros unless stated otherwise

Shareholders’ equity per ordinary share under US GAAP (in euros)	14.73	12.34
Net profit under US GAAP attributable to shareholders of the company	4,425	3,820
from continuing operations	4,111	3,506
from discontinued operations	314	314

Basic earnings per share under US GAAP (in euros)	2.35	2.03
from continuing operations (in euros)	2.18	1.86
from discontinued operations (in euros)	0.17	0.17

Diluted earnings per share under US GAAP (in euros)	2.33	2.02
from continuing operations (in euros)	2.17	1.85
from discontinued operations (in euros)	0.17	0.17

Notes to Pro Forma Financial Statements

2.	Reconciliation to US GAAP

A reconciliation of the unaudited pro forma profit attributed to equity holders of the parent under IFRS, adjusted for the sale of AANAH,  to the unaudited pro forma net income attributed to the parent company for the year ended December 31, 2006 and shareholders’ equity under IFRS to shareholders’ equity under US GAAP as at  December 31, 2006 is set out below. For additional information on these adjustments, refer to note 50 in the ABN AMRO Holding N.V. Annual Report on Form 20-F for the year ended December 31, 2006.

Shareholders' equity reconciliation from IFRS to US GAAP
(amounts in millions of euros)	December 31, 2006

Equity attributable to shareholders under IFRS	21,031

US GAAP Adjustments:
Goodwill and business combinations	2,390
Private equity investments	175
Pensions	-796
Derivative used for hedging	250
Preference shares	768
Taxes	-312
Other items	138
Total adjustments	2,613
Shareholders’ equity under US GAAP	23,644

Net profit reconciliation from IFRS to US GAAP
(amounts in millions of euros)	2006

Net profit attributable to shareholders under IFRS	3,837

US GAAP Adjustments:
Goodwill and business combinations	-809
Private equity investments	90
Pensions	-220
Derivative used for hedging	1,129
Preference shares	36
Taxes	-26
Other items	-217
Total adjustments	-17
Net profit under US GAAP	3,820

Notes to Pro Forma Financial Statements

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Notes to Pro Forma Financial Statements

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC (“Barclays”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it
In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.